Exhibit (a)(1)(N)

FORM OF COMMUNICATION TO CERTAIN ELIGIBLE EMPLOYEES RECEIVING PAPER

ELECTION FORMS CONFIRMING ELECTION (DECLINING TO PARTICIPATE)

IN THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM

You have elected not to exchange one or more of your eligible options pursuant to the Cardinal Health, Inc. Stock Option Exchange Program, as shown in the printout attached to this document.

Your election not to exchange means:

1. Your eligible options will remain outstanding until they are exercised or cancelled or they expire by their original terms;

2. Your eligible options will retain their current exercise price;

3. Your eligible options will retain their current vesting schedule; and

4. Your eligible options will retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant, except that, as explained in the Offer to Exchange, the future tax treatment of any eligible options that you hold that are incentive stock options may be affected by the Stock Option Exchange Program.

If the elections reflected in the attached document are not your intent, please change or withdraw your election by either making a new election online on the offer website at https://cardinalhealth.equitybenefits.com before the offer expires or by delivering to Cardinal Health a new paper Election Form, which must be received before the offer expires. The offer is scheduled to expire at 11:59 p.m. Eastern Time on Friday, July 17, 2009. If you wish to change or withdraw your election, your new election must be received prior to the expiration of the offer.

If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada) or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@Cardinalhealth.com.